EXHIBIT 99.1

                           Telewest Communications plc
                  Confirms agreement on amended bank facilities
                        and continues restructuring talks


                                                               15 January 2003


Telewest Communications plc ("Telewest" or the "Company") announces that it has reached a non-binding agreement with respect to the terms of amended and restated facilities with both the steering committee of its senior lenders and an ad hoc committee of its bondholders (the "Bondholder Committee"). In addition, the terms of these facilities have received credit committee approval, subject to documentation and certain other issues, from all of its senior lenders save for those banks which are also creditors by virtue of various foreign exchange contracts. The terms of the amended and restated bank facilities are as follows:

o The amended facilities total(pound)2,155 million, comprising term loans of(pound)1,840 million,(pound)190 million of committed overdraft and revolving credit facilities and an uncommitted term loan facility of(pound)125 million;

o The amended facilities do not amortise; and the majority of the facilities will mature on 31 December 2005 with the balance maturing on 30 June 2006;

o Financial covenants will be re-set to reflect the Company's new business plan; and

o The pricing on the facilities will be increased to reflect the current market environment.

These amended facilities will replace the group's existing bank facilities and are, as noted above, conditional on various matters, including the satisfactory finalisation of arrangements for dealing with foreign exchange creditors and the completion of Telewest's balance sheet restructuring (the "Restructuring"). These amended facilities will provide Telewest with substantial liquidity which is expected to be sufficient to meet Telewest's funding needs after completion of the Restructuring.

Negotiations are continuing with the Bondholder Committee, the Company's senior lenders and certain other major stakeholders with a view to the timely completion of the Restructuring.

Charles Burdick, Managing Director, of Telewest said:

"This agreement with our banks is another important step forward in Telewest's balance sheet restructuring process. Restructuring discussions continue and I will update all stakeholders when we have further progress to report".

ENQUIRIES:

TELEWEST
Charles Burdick, managing director                  020 7299 5000
Jane Hardman, media                                 020 7299 5888
Richard Williams, investor relations                020 7299 5499

BRUNSWICK
John Sunnucks/Craig Breheny                         020 7404 5959

This announcement has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Salomon Brothers International


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Limited, trading as Schroder Salomon Smith Barney ("Schroder Salomon Smith
Barney") of Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB.

Schroder Salomon Smith Barney is acting for Telewest and no one else in connection with the transaction and will not be responsible to any other person for providing the protections afforded to customers of Schroder Salomon Smith Barney or for providing advice in relation to the transaction.

NOTE TO EDITORS:

(a) Telewest Communications, the broadband communications and media group, currently passes 4.9 million homes and provides multi-channel television, telephone and internet services to around 1.8 million UK households, and voice and data telecommunications services to around 74,300 business customers. Its content division, Flextech, is the biggest provider of basic channels to the UK pay-TV market and is the BBC's partner in UKTV, which has a portfolio of pay-TV channels based on the BBC's programming, including UK Gold.


(b) Telewest's existing bank facilities were for a total amount of (pound)2.25 billion of which (pound)2.145 billion was committed. Repayments under these existing facilities were due to commence on 31 December 2004 and continue in instalments until final maturity in 30 June 2008.

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